Mail Stop 3561

January 23, 2009

Ms. Colette Kim
Chief Executive Officer
Equity Ventures Group, Inc.
1314 E. Las Olas Blvd. Suite 1030
Fort Lauderdale, FL 33301

> **Re:** **Equity Ventures Group, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 11, 2008**
> **File No. 000-50868**

Dear Ms. Kim:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services